

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 4561

October 21, 2008

By U.S. Mail and Facsimile to: (828) 496-2010

Kirby A. Tyndall
Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Bank of Granite Corporation
P.O. Box 128
Granite Falls, NC 28630

> **Re:** **Bank of Granite Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2008**
> **File No. 000-15956**

Dear Mr. Tyndall:

We have reviewed your response filed with the Commission June 20, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed March 20, 2008

Annual Bonus, page 14

1.   We note your response to our prior comment 19. We also note the disclosure on page 14 of your definitive proxy statement indicating that the board sets the performance targets each year and the annual bonus determination is made during the following year once the board determines whether the targets have been achieved. As a result, the annual bonus disclosure in your proxy statement relates

to previous fiscal year results and it is not clear from your analysis how the disclosure of the actual performance targets for the prior fiscal year would lead to the competitive harm you discuss. Therefore, in future filings, please disclose the annual bonus performance targets or, in the alternative, explain the potential for competitive harm to the company from the disclosure of the performance targets used to determine the compensation discussed in your Compensation Disclosure and Analysis. If the company provides a competitive harm analysis, to the extent that the potential for competitive harm is different for either different targets or for the targets used to determine the compensation of different named executive officers, please address the potential for competitive harm from the disclosure of those targets separately.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel